B2GOLD CORP.
Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2022
(Unaudited)

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three months ended Sept. 30, 2022	For the three months ended Sept. 30, 2021	For the nine months ended Sept. 30, 2022	For the nine months ended Sept. 30, 2021

Gold revenue	$392,554	$510,859	$1,140,122	$1,236,151

Cost of sales
Production costs	(185,704)	(130,770)	(466,967)	(374,695)
Depreciation and depletion	(94,207)	(111,768)	(253,344)	(256,304)
Royalties and production taxes	(26,644)	(33,154)	(76,235)	(84,351)
Total cost of sales	(306,555)	(275,692)	(796,546)	(715,350)

Gross profit	85,999	235,167	343,576	520,801

General and administrative	(10,384)	(10,410)	(33,761)	(31,026)
Share-based payments (Note 11)	(5,808)	(5,996)	(18,253)	(15,835)
Write-down of mineral property interests (Note 7)	(3,927)	—	(7,085)	(1,040)
Reversal of impairment of long-lived assets (Note 7)	—	—	909	—
Loss on sale of mineral property interests (Note 7)	(2,804)	—	(2,804)	—
Community relations	(873)	(855)	(1,945)	(2,169)
Foreign exchange losses	(7,982)	(2,718)	(16,439)	(3,758)
Share of net income of associate	2,080	3,851	8,991	13,198
Other expense	(1,776)	(563)	(2,746)	(3,972)
Operating income	54,525	218,476	270,443	476,199

Interest and financing expense	(2,709)	(3,112)	(7,983)	(9,057)
(Losses) gains on derivative instruments (Note 13)	(8,751)	5,484	18,297	23,024
Other income (Note 7)	3,621	43	14,309	1,199
Income from operations before taxes	46,686	220,891	295,066	491,365

Current income tax, withholding and other taxes (Note 15)	(32,520)	(83,024)	(140,315)	(174,620)
Deferred income tax expense (Note 15)	(35,400)	(2,996)	(44,496)	(9,060)
Net (loss) income for the period	$(21,234)	$134,871	$110,255	$307,685

Attributable to:
Shareholders of the Company	$(23,410)	$123,110	$95,117	$283,122
Non-controlling interests (Note 12)	2,176	11,761	15,138	24,563
Net (loss) income for the period	$(21,234)	$134,871	$110,255	$307,685

(Loss) earnings per share (attributable to shareholders of the Company) (Note 11)
Basic	$(0.02)	$0.12	$0.09	$0.27
Diluted	$(0.02)	$0.12	$0.09	$0.27

Weighted average number of common shares outstanding (in thousands) (Note 11)
Basic	1,064,301	1,054,747	1,060,826	1,053,127
Diluted	1,064,301	1,060,687	1,067,753	1,061,756
See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended Sept. 30, 2022	For the three months ended Sept. 30, 2021	For the nine months ended Sept. 30, 2022	For the nine months ended Sept. 30, 2021

Net (loss) income for the period	$(21,234)	$134,871	$110,255	$307,685

Other comprehensive loss
Items that will not be subsequently reclassified to net income:
Unrealized loss on investments	(5,207)	(2,807)	(14,577)	(3,446)
Other comprehensive loss for the period	(5,207)	(2,807)	(14,577)	(3,446)
Total comprehensive (loss) income for the period	$(26,441)	$132,064	$95,678	$304,239

Other comprehensive loss attributable to:
Shareholders of the Company	$(5,207)	$(2,807)	$(14,577)	$(3,446)
Non-controlling interests	—	—	—	—
	$(5,207)	$(2,807)	$(14,577)	$(3,446)

Total comprehensive (loss) income attributable to:
Shareholders of the Company	$(28,617)	$120,303	$80,540	$279,676
Non-controlling interests	2,176	11,761	15,138	24,563
	$(26,441)	$132,064	$95,678	$304,239

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended Sept. 30, 2022	For the three months ended Sept. 30, 2021	For the nine months ended Sept. 30, 2022	For the nine months ended Sept. 30, 2021
Operating activities
Net (loss) income for the period	$(21,234)	$134,871	$110,255	$307,685
Non-cash charges, net (Note 16)	160,355	122,258	331,700	265,304
Changes in non-cash working capital (Note 16)	(34,362)	57,871	(87,833)	(113,107)
Changes in long-term value added tax receivables	(11,641)	5,283	(28,815)	(2,061)
Cash provided by operating activities	93,118	320,283	325,307	457,821

Financing activities
Revolving credit facility transaction costs (Note 9)	—	—	(2,401)	—
Repayment of equipment loan facilities (Note 9)	(879)	(7,236)	(12,374)	(21,806)
Interest and commitment fees paid	(725)	(3,967)	(3,049)	(5,700)
Cash proceeds from stock option exercises (Note 11)	335	1,943	12,966	3,777
Dividends paid (Note 11)	(42,949)	(42,186)	(127,695)	(126,151)
Principal payments on lease arrangements (Note 9)	(1,732)	(1,196)	(5,399)	(2,624)
Distributions to non-controlling interests	(23,648)	(23,177)	(27,828)	(32,411)
Funding from non-controlling interests	1,656	—	2,386	—
Changes in restricted cash accounts	132	293	132	792
Cash used by financing activities	(67,810)	(75,526)	(163,262)	(184,123)

Investing activities
Expenditures on mining interests:
Fekola Mine	(20,353)	(27,961)	(68,779)	(54,078)
Masbate Mine	(10,158)	(7,023)	(29,908)	(20,365)
Otjikoto Mine	(20,292)	(19,371)	(59,575)	(59,337)
Gramalote Project	(4,273)	(9,200)	(12,810)	(16,669)
Anaconda Property, pre-development	(5,154)	—	(12,083)	—
Other exploration and development (Note 16)	(16,269)	(13,944)	(45,505)	(39,368)
Cash paid for acquisition of mineral property (Note 7)	—	—	(48,258)	—
Deferred consideration received (Note 7)	45,000	—	45,000	—
Cash paid for acquisition of Oklo Resources Limited (Note 7)	(21,130)	—	(21,130)	—
Cash acquired on acquisition of Oklo Resources Limited (Note 7)	1,415	—	1,415	—
Loan to associate (Note 8)	(5,000)	—	(5,000)	—
Cash paid on exercise of mineral property option (Note 7)	—	—	(7,737)	—
Funding of reclamation accounts	(954)	(1,071)	(5,052)	(4,570)
Purchase of common shares of associate	—	—	—	(5,945)
Other	1,626	2,071	1,268	(1,452)
Cash used by investing activities	(55,542)	(76,499)	(268,154)	(201,784)

(Decrease) increase in cash and cash equivalents	(30,234)	168,258	(106,109)	71,914

Effect of exchange rate changes on cash and cash equivalents	(7,002)	(3,892)	(17,434)	(5,092)
Cash and cash equivalents, beginning of period	586,692	382,141	672,999	479,685
Cash and cash equivalents, end of period	$549,456	$546,507	$549,456	$546,507

Supplementary cash flow information (Note 16)

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at September 30, 2022	As at December 31, 2021
Assets
Current
Cash and cash equivalents	$549,456	$672,999
Accounts receivable, prepaids and other (Note 5)	38,464	32,112
Deferred consideration receivable	3,850	41,559
Value-added and other tax receivables	12,000	14,393
Inventories (Note 6)	293,793	272,354
Assets classified as held for sale (Note 7)	—	12,700
	897,563	1,046,117

Long-term investments	24,496	32,118
Value-added tax receivables	91,924	63,165
Mining interests (Note 7 and Note 19 - Schedules)
Owned by subsidiaries and joint operations	2,292,047	2,231,831
Investments in associates	118,685	104,236
Other assets (Note 8)	92,885	82,371
Deferred income taxes	—	1,455
	$3,517,600	$3,561,293
Liabilities
Current
Accounts payable and accrued liabilities	$108,870	$111,716
Current income and other taxes payable	41,817	92,275
Current portion of long-term debt (Note 9)	19,796	25,408
Current portion of mine restoration provisions (Note 10)	734	734
Other current liabilities	1,041	1,056
	172,258	231,189

Long-term debt (Note 9)	42,732	49,726
Mine restoration provisions (Note 10)	85,352	116,547
Deferred income taxes	230,928	187,887
Employee benefits obligation	7,323	7,115
Other long-term liabilities	7,269	7,822
	545,862	600,286
Equity
Shareholders’ equity
Share capital (Note 11)	2,484,468	2,422,184
Contributed surplus	73,756	67,028
Accumulated other comprehensive loss	(150,876)	(136,299)
Retained earnings	476,721	507,381
	2,884,069	2,860,294
Non-controlling interests (Note 12)	87,669	100,713
	2,971,738	2,961,007
	$3,517,600	$3,561,293

Commitments (Note 18)

Approved by the Board	"Clive T. Johnson"	Director	"Robert J. Gayton"	Director

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	2022
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Non- controlling interests	Total equity

Balance at December 31, 2021	1,056,334	$2,422,184	$67,028	$(136,299)	$507,381	$100,713	$2,961,007

Net income for the period	—	—	—	—	95,117	15,138	110,255
Dividends (Note 11)	—	—	869	—	(128,775)	—	(127,906)
Unrealised loss on investments	—	—	—	(14,577)	—	—	(14,577)
Shares issued on exercise of stock options (Note 11)	4,430	12,966	—	—	—	—	12,966
Shares issued on vesting of RSUs (Note 11)	2,375	8,716	(8,716)	—	—	—	—
Shares issued on acquisition of Oklo Resources Limited (Note 7)	10,743	35,658	—	—	—	—	35,658
Transactions with non-controlling interests (Note 12)	—	—	—	—	2,998	(28,182)	(25,184)
Share-based payments (Note 11)	—	—	19,519	—	—	—	19,519
Transfer to share capital on exercise of stock options	—	4,944	(4,944)	—	—	—	—

Balance at September 30, 2022	1,073,882	$2,484,468	$73,756	$(150,876)	$476,721	$87,669	$2,971,738

	2021
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Non- controlling interests	Total equity

Balance at December 31, 2020	1,051,138	$2,407,734	$48,472	$(138,533)	$254,343	$88,574	$2,660,590

Net income for the period	—	—	—	—	283,122	24,563	307,685
Dividends (Note 11)	—	—	800	—	(127,112)	—	(126,312)
Unrealised loss on investments	—	—	—	(3,446)	—	—	(3,446)
Shares issued on exercise of stock options (Note 11)	2,069	3,777	—	—	—	—	3,777
Shares issued on vesting of RSUs (Note 11)	2,143	6,068	(6,068)	—	—	—	—
Transactions with non-controlling interests	—	—	—	—	1,697	(29,244)	(27,547)
Share-based payments (Note 11)	—	—	19,231	—	—	—	19,231
Transfer to share capital on exercise of stock options	—	936	(936)	—	—	—	—

Balance at September 30, 2021	1,055,350	$2,418,515	$61,499	$(141,979)	$412,050	$83,893	$2,833,978

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1 Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with three operating mines. The Company operates the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia. The Company has a 50% joint operation interest in the Gramalote gold project in Colombia (the "Gramalote Project"). The Company also has an approximately 25% interest in Calibre Mining Corp. ("Calibre") and an approximately 19% interest in BeMetals Corp. ("BeMetals"). In addition, the Company has a portfolio of evaluation and exploration assets in other countries including Mali, Uzbekistan and Finland.

On September 7, 2022, the Company obtained control of Oklo Resources Limited ("Oklo"), including its 100% interest in the Dandoko Property in Mali (Note 7).

B2Gold is a public company which is listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE American LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

2 Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting of International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2021, which have been prepared in accordance with IFRS.

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent audited consolidated financial statements of the Company.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 1, 2022.

3 Summary of significant accounting policies

The significant accounting policies used in the preparation of these financial statements not previously disclosed in the audited consolidated financial statements for the year ended December 31, 2021 are as follows:

Business combinations

A business combination requires that the assets acquired and liabilities assumed constitute a business. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing goods or services to customers, generating investment income (such as dividends or interest) or generating other income from ordinary activities. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business as the Company considers other factors to determine whether the set of activities or assets is a business.

Business combinations are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill. Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s net identifiable assets.

The excess of (i) total consideration transferred by the Company, measured at fair value, including contingent consideration, and (ii) the non-controlling interests in the acquiree’s, over the acquisition-date fair value of the net of the assets acquired and liabilities assumed, is recorded as goodwill. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of operations.

Should the consideration be contingent on future events, the preliminary cost of the acquisition recorded includes management’s best estimate of the fair value of the contingent amounts expected to be payable. Provisional fair values allocated at the reporting date are finalized within one year of the acquisition date with retroactive restatement to the acquisition date as required.

Transaction costs, other than those associated with the issue of debt or equity securities, which the Company incurs in connection with a business combination, are expensed as incurred.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Company has an option to apply a ‘concentration test’ to assess whether an acquired set of activities and assets are not a business. If substantially all of the fair value of the gross assets acquired are concentrated in a single, identifiable asset or group of similar identifiable assets, the concentration test is met, and the transaction is accounted for as an asset acquisition. In such cases, the acquirer identifies and recognizes the individual identifiable assets acquired and liabilities assumed. The cost of the net assets is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event will not give rise to goodwill. Acquisition-related costs in an asset acquisition are recognized as part of the cost of the assets acquired.

4 Significant accounting judgements and estimates

The preparation of these financial statements in conformity with IFRS requires judgements and estimates that affect the amounts reported. Those judgements and estimates concerning the future may differ from actual results. The following are the areas of accounting policy judgement and accounting estimates applied by management that most significantly affect the Company’s financial statements, including those areas of estimation uncertainty that could result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Areas of judgement

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Sources of estimation uncertainty

Mineral reserve and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgements made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash generating units for long-lived assets requires management to make estimates and assumptions that include such factors as reserves and resources, future production levels, metallurgical recovery estimates, operating and capital costs, future metal prices and discount rates. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes and expected timing of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, metal prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.

5 Accounts receivable, prepaids and other

	September 30, 2022	December 31, 2021
	$	$

Supplier advances	13,984	7,291
Current portion of derivative instruments (Note 13)	8,069	12,823
Prepaid expenses	7,558	4,151
Other receivables	8,853	7,847
	38,464	32,112

6 Inventories

	September 30, 2022	December 31, 2021
	$	$

Gold and silver bullion	42,825	52,867
In-process inventory	19,818	13,260
Ore stock-pile inventory	74,711	72,242
Materials and supplies	156,439	133,985
	293,793	272,354

Ore stock-pile inventory includes amounts for the Fekola Mine of $54 million (December 31, 2021 - $52 million), for the Otjikoto Mine of $10 million (December 31, 2021 – $16 million), and for the Masbate Mine of $10 million (December 31, 2021 - $4 million).

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

7 Mining interests

	September 30, 2022	December 31, 2021
	$	$
Property, plant and equipment (depletable)
Fekola Mine, Mali
Cost	1,710,595	1,645,337
Accumulated depreciation and depletion	(731,507)	(609,899)
	979,088	1,035,438
Masbate Mine, Philippines
Cost	1,105,070	1,085,687
Accumulated depreciation and depletion	(517,311)	(449,675)
	587,759	636,012
Otjikoto Mine, Namibia
Cost	839,638	782,208
Accumulated depreciation and depletion	(526,543)	(475,303)
	313,095	306,905

Exploration and evaluation properties (pre-depletable)
Gramalote Project, Colombia, net of impairment	132,326	119,866
Dandoko Property, Mali	56,354	—
Bakolobi Property, Mali	50,426	—
Menankoto Property, Mali	38,376	33,739
Bantako North Property, Mali	21,752	15,351
Anaconda pre-development, Mali	13,846	—
Finland Properties, Finland	19,125	12,561
Kiaka Royalty, Burkina Faso	18,488	18,488
Mocoa Royalty, Colombia	10,230	10,230
Uzbekistan Properties, Uzbekistan	11,601	8,802
Other	12,201	11,019
	384,725	230,056
Corporate & other
Office, furniture and equipment, net	27,380	23,420
	2,292,047	2,231,831
Investments in associates (accounted for using the equity method)
Calibre, Various	108,484	93,728
BeMetals, Various	10,201	10,508
	118,685	104,236
	2,410,732	2,336,067

Acquisition of Oklo

On September 20, 2022, the Company completed the scheme of arrangement (“Scheme”) by which the Company acquired all of the issued and outstanding ordinary shares of Oklo based on an exchange ratio of 0.0206 of a common share of B2Gold for each Oklo share and A$0.0525 in cash for each Oklo ordinary share outstanding. The primary asset acquired was the Dandoko Property located in Mali.

The Scheme has been accounted for as a purchase of net assets. For accounting purposes, the acquisition date was determined to be September 7, 2022, the date at which the Company obtained control of Oklo.

The cost of the acquisition was approximately $57 million, and included the fair value of the shares issued of $36 million (based on the issuance of 10,742,814 shares at Cdn. $4.37 per share and a foreign exchange rate of Cdn. $1.3166 to $1), cash consideration of $18 million, a loan facility made available to Oklo of $1 million and transaction costs of approximately $1 million.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The purchase price was calculated as follows:

$

Common shares issued (10,742,814 common shares)	35,658
Cash consideration	18,426
Loan facility	1,346
Transaction costs	1,358
Total purchase price	56,788

The purchase price was allocated to the assets and liabilities acquired as follows:

$

Cash and cash equivalents	1,415
Accounts receivable, prepaids and other	83
Mining interests - Dandoko Property	56,287
Mining interests - Other	3,690
Accounts payable and accrued liabilities	(2,332)
Current income and other taxes payable	(2,355)
56,788

Impairment of Gramalote Project long-lived assets

During the years ended December 31, 2014 and December 31, 2015, the Company recorded impairment charges of $97 million and $36 million, respectively, for a cumulative impairment charge of $133 million. In July 2022, based on the preliminary results of the optimized feasibility study for the Gramalote Project, a joint venture between B2Gold and AngloGold Ashanti Limited (“AngloGold”), both partners determined that the project did not currently meet their investment thresholds for development of the project at this time. Therefore, in conjunction with finalizing the optimized feasibility study, B2Gold and AngloGold have jointly made the decision to review the alternatives for the Gramalote Project over the coming months. The decision was considered to be an impairment indicator. The Company performed an impairment test on the Gramalote Project cash-generating unit (“CGU”) as at June 30, 2022.

The carrying value of the Gramalote Project’s exploration and evaluation property was compared to the property’s recoverable amount which was determined to be its fair value less costs of disposal as at June 30, 2022. To estimate the recoverable amount of the Gramalote Project’s CGU for impairment, the Company utilized a discounted cash flow model incorporating estimates and assumptions that included such factors as reserves and resources, future production levels, metallurgical recovery estimates, operating and capital costs, future metal prices, foreign exchange rates and the discount rate. Management’s estimate of the FVLCD of its CGU is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

Key assumptions used for the impairment test at June 30, 2022 were:
•Long-term gold price of $1,650/ounce
•Silver price of $23/ounce
•Mine life of 12 years with construction beginning in 2024
•Discount rate of 6.5%

The Company’s analysis concluded that the carrying value of the Gramalote Project at June 30, 2022 was not impaired. The recoverable amount of the Gramalote Project CGU is most sensitive to changes in the gold price and discount rate. In isolation, a $50 per ounce reduction in the gold price would result in a reduction in the recoverable amount of approximately $38 million. A 25 basis point increase in the discount rate would result in a reduction in the recoverable amount of approximately $9 million.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Bakolobi permit

On April 21, 2022 the Company completed the acquisition of the Bakolobi permit in Mali from a local Malian company for $24 million in cash. The Company also paid $24 million in cash pursuant to a continuing obligation to the previous ownership group of the Bakolobi permit (which includes an international mining company) under the terms of a previous purchase and sale agreement related to the purchase of the Bakolobi permit.

Kiaka project deferred consideration

On November 30, 2021, the Company completed the sale of its 81% interest in the Kiaka gold project (the “Kiaka Project”) to West African Resources Limited (“WAF"). The consideration received included $45 million of deferred consideration (the "deferred consideration") payable on the earlier of (i) commencement of construction at the Kiaka Project (provided such date will be a minimum of 6 months from the date of the Kiaka Agreement), (ii) completion of a positive feasibility study at the Kiaka Project, and (iii) October 25, 2022. The deferred consideration was receivable in cash or WAF ordinary shares, at the Company's option. On August 2, 2022, WAF announced the results of the feasibility study for the Kiaka Project. On September 2, 2022, the Company received the $45 million deferred consideration in cash.

Ondundu property

In the second quarter of 2022, the initial agreement for the sale of the Ondundu Property in Namibia to Osino Resources Corp. ("Osino") was revised such that the Company would receive 12 million common shares of Osino initially estimated to be valued at $10 million at June 30, 2022 (based on a price Cdn. $1.08 per Osino common share and an exchange rate of Cdn. $1.29 to $1) instead of $4 million in cash and $5 million in Osino common shares as outlined in the original agreement signed in 2021. As a result of the change in consideration, $1 million of the previously recorded impairment loss on the Ondundu Property was reversed in the Condensed Interim Consolidated Statement of Operations in the second quarter of 2022.

On July 20, 2022, the Company completed the sale of the Ondundu Property for total consideration of $11 million valued as follows:
•12 million Osino shares valued at $7 million based on a share price of Cdn. $0.77 per share and and a foreign exchange rate of Cdn. $1.2877 to $1;
•$4 million in cash to be received six months after closing;
•$2.5 million to be received upon the earlier of (i) completion of a feasibility study including the Ondundu Property or (ii) first gold production from the property, to which no value has been assigned.

Due to the decline in value of the Osino share price between the date of the agreement modification and the closing date, the transaction was completed at a further loss of $3 million. This amount was recognized in the Condensed Interim Consolidated Statement of Operations for the three and nine months ended September 30, 2022.

During the nine months ended September 30, 2022, the Company paid $8 million to exercise its option to acquire the remaining 51% interest in the Ondundu property prior to the closing of the sale.

Calibre

On January 12, 2022, the Company's associate, Calibre acquired Fiore Gold Ltd. for a combination of shares and cash. As a result of the shares issued in the transaction, the Company's investment was diluted from approximately 33% of the outstanding shares of Calibre to approximately 25%. A gain on this dilution of $5 million was recognized in Other income in the Condensed Interim Consolidated Statement of Operations during the nine months ended September 30, 2022. The Company determined that it still has significant influence over the decision-making process of Calibre as a result of holding approximately 25% of the outstanding shares and having an executive of the Company sit on Calibre's Board of Directors.

Bantako North property

Subsequent to September 30, 2022, on October 11, 2022, the Company purchased the remaining 10% interest in Dampan Resources SARL, which owns the Bantako North Property for consideration of $4 million plus certain future contingent consideration payments.

Other

During the three and nine months ended September 30, 2022, the Company wrote-off $4 million and $7 million, respectively, relating to non-core properties that it no longer plans to proceed with.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

8 Other assets

	September 30, 2022	December 31, 2021
	$	$

Low-grade stockpile	42,614	34,318
Reclamation deposits	28,936	26,170
Debt service reserve accounts	7,486	8,701
Deferred financing costs	7,283	8,959
Loan receivable from associate	5,000	—
Other	1,566	4,223
	92,885	82,371

During the three months ended September 30, 2022, the Company issued a promissory note to its associate BeMetals Corp. for the principal amount of $5 million. The note has a term of 3 years and bears interest at 4.7% annually.

9 Long-term debt

	September 30, 2022	December 31, 2021
	$	$
Equipment loans and lease obligations:
Fekola equipment loan facilities (net of unamortized transaction costs)	27,744	42,408
Masbate equipment loan facility (net of unamortized transaction costs)	1,313	3,865
Lease liabilities	33,471	28,861
	62,528	75,134

Less: current portion	(19,796)	(25,408)
	42,732	49,726

The changes in debt balances during the nine months ended September 30, 2022 are as follows:

	Equipment loans	Lease liabilities	Total
	$	$	$

Balance at December 31, 2021	46,273	28,861	75,134
Lease liabilities incurred	—	11,938	11,938
Repayments	(12,374)	(5,399)	(17,773)
Foreign exchange gains	(5,027)	(2,917)	(7,944)
Non-cash interest and financing expense	185	988	1,173
Balance at September 30, 2022	29,057	33,471	62,528

Less current portion	(14,735)	(5,061)	(19,796)
	14,322	28,410	42,732

Revolving credit facility

The Company has a revolving credit facility ("RCF") with a syndicate of international banks for an aggregate amount of $600 million. The RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $800 million any time prior to the maturity date of December 16, 2025. As at September 30, 2022, the Company had available undrawn capacity of $600 million. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at September 30, 2022, the Company was in compliance with these debt covenants.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

10 Mine restoration provisions

The Company’s mine restoration provisions consist primarily of costs associated with mine reclamation and closure activities. In calculating the present value of the Company’s mine restoration provisions at September 30, 2022, management used a risk-free rate applicable to each location’s functional currency of 3.80% (December 31, 2021 - ranged from 1.52% to 1.69%) and an inflation rate of 2.1% (December 31, 2021 - 2.5%). The undiscounted cash flows, before inflation adjustments, and including the Company's proportionate share of the reclamation costs for Gramalote, to settle the mine restoration provisions was estimated at approximately $105 million at September 30, 2022 (December 31, 2021 - $105 million). Due to the nature of mine closure plans, cash expenditures are expected to occur over a significant period of time with the majority of the expenditures expected to occur in the years from 2032 to 2043.

The following table shows the movement in the provision for mine restoration provisions:

	September 30, 2022	December 31, 2021
	$	$

Balance, beginning of year	117,281	104,282
Reclamation spending	—	(343)
Accretion expense	1,767	1,438
Change in obligation	(32,962)	12,484
Liabilities associated with assets sold	—	(580)
Balance, end of period	86,086	117,281
Less: current portion	(734)	(734)
	85,352	116,547

11 Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at September 30, 2022, the Company had 1,073,881,710 common shares outstanding (December 31, 2021 - 1,056,333,691 shares), including 1,705,000 common shares being held in trust under the Company’s Incentive Plan. No preferred shares were outstanding.

During the nine months ended September 30, 2022, the Company paid three quarterly dividends of $0.04 per share each totalling $128 million (2021 - $126 million).

During the nine months ended September 30, 2022, approximately 4 million stock options were granted to employees with exercise prices ranging from Cdn. $4.06 to Cdn. $5.79 per share. These stock options have a term of up to ten years and vest over a period of up to five years. The estimated fair value when granted of these options, totalling $5 million, is being recognized as a share-based payment expense over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of up to 3.72%, an expected life of up to ten years, an expected volatility of up to 54% and a dividend yield rate of up to 5.5%.

For the three and nine months ended September 30, 2022, share-based payments expense relating to the vesting of stock options, was $2 million and $8 million, respectively, (2021 - $3 million and $10 million, respectively). For the nine months ended September 30, 2022, the Company issued 4 million shares for proceeds of $13 million upon the exercise of stock options. The weighted average market price of the shares at the time of exercise was Cdn. $5.52. As at September 30, 2022, 31 million stock options were outstanding.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The following is a summary of changes to stock options outstanding:

	Number of outstanding options	Weighted-average exercise price
	('000's)	(in Cdn. $)

Outstanding at December 31, 2021	32,489	4.75
Granted	3,952	5.46
Exercised	(4,430)	3.71
Forfeited or expired	(907)	5.36
Outstanding at September 30, 2022	31,104	4.97

For the three and nine months ended September 30, 2022, share-based payments expense relating to the vesting of restricted share units ("RSUs") was $3 million and $6 million, respectively, (2021 - $1 million and $4 million, respectively). During the nine months ended September 30, 2022, the Company granted 1 million RSUs to employees and issued 2 million shares on the vesting of RSUs. As at September 30, 2022, 3 million RSUs were outstanding.

For the three and nine months ended September 30, 2022, share-based payments expense relating to the vesting of performance share units ("PSUs") was $2 million and $5 million, respectively, (2021 - $1 million and $3 million, respectively).

During the nine months ended September 30, 2022, the Company granted 1 million PSUs to employees of the Company. The number of shares to be issued will be 0% to 200% of the number of PSUs depending on total shareholder return compared to a group of peer companies over the period January 1, 2022 to December 31, 2024. The estimated fair value when granted of $8 million is being recognized over the vesting period. The fair value was calculated using a risk-neutral Monte Carlo simulation based on a correlated Geometric Brownian Motion. The model used historical share price volatility ranging from 32% to 81% for the group, a Canadian risk-free annual interest rate of 2.88%, and a United States risk-free annual interest rate of 2.76%.

As at September 30, 2022, 5 million PSUs were outstanding.

For the three and nine months ended September 30, 2022, share-based payments recovery relating to the change in fair value of deferred share units ("DSUs") was $1 million and $1 million, respectively, (2021 - $0 million and $2 million recovery, respectively). As at September 30, 2022, 2 million DSUs were outstanding.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Earnings per share

The following is the calculation of basic and diluted (loss) earnings per share:

	For the three months ended Sept. 30, 2022	For the three months ended Sept. 30, 2021	For the nine months ended Sept. 30, 2022	For the nine months ended Sept. 30, 2021

Net (loss) income and diluted net (loss) income (attributable to shareholders of the Company)	(23,410)	123,110	$95,117	283,122

Basic weighted average number of common shares outstanding (in thousands)	1,064,301	1,054,747	1,060,826	1,053,127

Effect of dilutive securities:
Stock options	—	3,429	2,159	5,976
Restricted share units	—	1,320	705	1,462
Performance share units	—	1,191	4,063	1,191
Diluted weighted average number of common shares outstanding (in thousands)	1,064,301	1,060,687	1,067,753	1,061,756

(Loss) earnings per share (attributable to shareholders of the Company)
Basic	$(0.02)	$0.12	$0.09	$0.27
Diluted	$(0.02)	$0.12	$0.09	$0.27

12 Non-controlling interests

The following is a continuity schedule of the Company's non-controlling interests:

	Fekola	Masbate	Otjikoto	Other	Total
	$	$	$	$	$

Balance at December 31, 2021	59,089	16,653	24,927	44	100,713
Share of net income (loss)	9,674	4,032	1,909	(477)	15,138
Distributions to non-controlling interest	(26,870)	—	(1,548)	—	(28,418)
Interest on loan to non-controlling interest	(2,548)	—	—	—	(2,548)
Participating funding from non-controlling interest	—	—	—	2,026	2,026
Other	—	—	758	—	758
Balance at September 30, 2022	39,345	20,685	26,046	1,593	87,669

13 Derivative financial instruments

During the nine months ended September 30, 2022, the Company entered into additional forward contracts for the purchase of 1,969,000 litres of fuel oil with settlements scheduled between November 2023 and January 2024. These derivative instruments were not designated as hedges by the Company and are being recorded at fair value through profit and loss ("FVTPL").

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The following is a summary, by maturity dates, of the Company’s fuel derivatives contracts outstanding as at September 30, 2022:

	2022	2023	2024	Total
Forward – fuel oil:
Litres (thousands)	9,122	22,604	656	32,382
Average strike price	$0.32	$0.37	$0.43	$0.36

Forward – gas oil:
Litres (thousands)	6,410	17,066	—	23,476
Average strike price	$0.35	$0.43	$—	$0.41

The unrealized fair value of these contracts at September 30, 2022 was $8 million (December 31, 2021 - $15 million).

14 Financial instruments

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

As at September 30, 2022, the Company’s financial assets and liabilities that are measured at fair value are categorized as follows:

	As at September 30, 2022		As at December 31, 2021
	Level 1	Level 2	Level 1	Level 2
	$	$	$	$

Long-term investments	24,496	—	32,118	—
Fuel derivative contracts (Note 13)	—	8,153	—	15,425

The Company’s long-term investments consist of shares of publicly traded mining companies. The fair values of these were determined using market quotes from an active market for each investment.

The fair value of the Company's fuel derivative contracts were determined using prevailing market rates for instruments with similar characteristics.

The fair value of the Company's long-term debt also approximates its carrying value as it has a floating interest rate and the Company's credit spread has remained approximately consistent. The fair value of the Company's other financial instruments approximate their carrying value due to their short-term nature.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

15 Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	For the three months ended Sept. 30, 2022	For the three months ended Sept. 30, 2021	For the nine months ended Sept. 30, 2022	For the nine months ended Sept. 30, 2021
	$	$	$	$

Income from operations before taxes	46,686	220,891	295,066	491,365
Canadian federal and provincial income tax rates	27.00%	27.00%	27.00%	27.00%
Income tax expense at statutory rates	12,605	59,641	79,668	132,669

Increase (decrease) attributable to:
Effects of different foreign statutory tax rates	2,230	10,838	12,496	20,785
Change in income tax rates	—	—	—	(20,144)
Future withholding tax	4,650	1,900	(5,400)	9,300
Non-deductible expenditures	5,403	8,840	17,952	21,525
Reversal (use) of losses and temporary differences not previously recognised	6,581	(794)	—	(5,216)
Benefit of optional tax incentives	(3,470)	(6,182)	(10,799)	(15,283)
Withholding and other taxes	682	2,012	24,314	20,889
Change due to foreign exchange	27,351	11,113	54,181	20,275
Non-taxable portion of gains	(320)	(520)	(1,285)	(1,782)
Change in accruals for tax audits	2,000	—	2,587	—
Losses and tax bases for which no tax benefit has been recorded	10,077	(151)	9,735	—
Amounts under (over) provided in prior years	131	(677)	1,362	662
Income tax expense	67,920	86,020	184,811	183,680

Current income tax, withholding and other taxes	32,520	83,024	140,315	174,620
Deferred income tax expense	35,400	2,996	44,496	9,060
Income tax expense	67,920	86,020	184,811	183,680

Included in current income tax expense for the three and nine months ended September 30, 2022 was $6 million and $18 million, respectively, (2021 - $12 million and $25 million, respectively), related to the State of Mali's 10% priority dividend on its free carried interest in the Fekola Mine. This priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

16 Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the tables below:

Non-cash charges (credits):

	For the three months ended Sept. 30, 2022	For the three months ended Sept. 30, 2021	For the nine months ended Sept. 30, 2022	For the nine months ended Sept. 30, 2021
	$	$	$	$

Depreciation and depletion	94,207	111,768	253,344	256,304
Share-based payments (Note 11)	5,808	5,996	18,087	15,835
Reversal of impairment of long-lived assets (Note 7)	—	—	(909)	—
Write-down of mineral property interests (Note 7)	3,927	—	7,085	1,040
Loss on sale of mineral-property interests (Note 7)	2,804	—	2,804	—
Share of net income of associate	(2,080)	(3,851)	(8,991)	(13,198)
Non-cash interest and financing expense	2,090	4,610	6,126	7,616
Unrealized losses (gains) on derivative instruments	16,734	(2,532)	7,271	(17,076)
Deferred income tax expense (Note 15)	35,400	2,996	44,496	9,060
Other	1,465	3,271	2,387	5,723
	160,355	122,258	331,700	265,304

Changes in non-cash working capital:

	For the three months ended Sept. 30, 2022	For the three months ended Sept. 30, 2021	For the nine months ended Sept. 30, 2022	For the nine months ended Sept. 30, 2021
	$	$	$	$

Accounts receivable and prepaids	2,286	7,269	(10,722)	(2,765)
Value-added and other tax receivables	(6,548)	6,208	2,062	(31,776)
Inventories	2,106	4,075	(24,230)	(15,939)
Accounts payable and accrued liabilities	12,481	7,783	(2,131)	(3,537)
Current income and other taxes payable	(44,687)	32,536	(52,812)	(59,090)
	(34,362)	57,871	(87,833)	(113,107)

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Other exploration and development:

	For the three months ended Sept. 30, 2022	For the three months ended Sept. 30, 2021	For the nine months ended Sept. 30, 2022	For the nine months ended Sept. 30, 2021
	$	$	$	$

Fekola Mine, exploration	(3,392)	(2,096)	(13,848)	(9,323)
Masbate Mine, exploration	(696)	(1,446)	(3,111)	(3,871)
Otjikoto Mine, exploration	(896)	(1,257)	(2,275)	(2,846)
Bantako North, exploration	(2,378)	(2,934)	(6,734)	(6,568)
Menankoto, exploration	(3,222)	(1,123)	(4,729)	(4,087)
Finland Properties, exploration	(2,457)	(938)	(6,564)	(1,696)
Uzbekistan Properties, exploration	(1,120)	(1,156)	(2,693)	(2,624)
Kiaka Project, exploration	—	(588)	—	(3,639)
Other	(2,108)	(2,406)	(5,551)	(4,714)
	(16,269)	(13,944)	(45,505)	(39,368)

Non-cash investing and financing activities:

	For the three months ended Sept. 30, 2022	For the three months ended Sept. 30, 2021	For the nine months ended Sept. 30, 2022	For the nine months ended Sept. 30, 2021
	$	$	$	$

Change in accrued distributions to non-controlling interests	(24,183)	(19,811)	—	(5,034)
Interest on loan to non-controlling interest	1,011	944	2,998	2,801
Share-based payments, capitalized to mineral property interests	140	536	884	1,712
Change in current liabilities relating to mineral property expenditures	6,140	4,906	(969)	2,528
Foreign exchange gain on Fekola equipment loan facilities	1,935	1,174	5,027	3,289
Shares issued on acquisition of Oklo Resources Limited (Note 7)	35,658	—	35,658	—
Share consideration received on sale of Ondundu Property (Note 7)	6,955	—	6,955	—
Deferred consideration on sale of Ondundu Property (Note 7)	3,850	—	3,850	—
Share consideration received on sale of Kronk	—	—	—	4,741

For the three and nine months ended September 30, 2022, the Company paid $79 million and $177 million, respectively, of current income tax, withholding and other taxes in cash (2021 - $43 million and $241 million, respectively).

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

17 Segmented information

The Company’s reportable operating segments for 2022 include its mining operations, namely the Fekola, Masbate and Otjikoto mines. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration and development, including the Company's interests in the Gramalote Project and Calibre. The “Corporate and Other” segment includes corporate operations.

The Company’s segments are summarized in the following tables:

	For the three months ended September 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$

External gold revenue	230,023	107,936	54,595	—	—	392,554
Production costs	93,808	55,023	36,873	—	—	185,704
Depreciation & depletion	50,116	26,524	17,567	—	617	94,824
Net income (loss)	4,638	14,685	(5,540)	(15,990)	(19,027)	(21,234)
Capital expenditures	23,745	10,854	21,188	20,732	44	76,563
Total assets	1,389,476	740,156	431,292	519,848	436,828	3,517,600

	For the three months ended September 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$

External gold revenue	288,306	117,795	104,758	—	—	510,859
Production costs	68,525	36,177	26,068	—	—	130,770
Depreciation & depletion	53,858	27,026	30,884	10	671	112,449
Net income (loss)	70,045	46,353	21,133	3,900	(6,560)	134,871
Capital expenditures	30,057	8,469	20,628	18,346	(1,640)	75,860
Total assets	1,319,807	778,518	458,595	417,324	430,067	3,404,311

	For the nine months ended September 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$

External gold revenue	652,361	290,704	197,057	—	—	1,140,122
Production costs	241,476	130,477	95,014	—	—	466,967
Depreciation & depletion	135,963	65,823	51,558	—	2,005	255,349
Net income (loss)	54,954	59,634	17,347	(10,076)	(11,604)	110,255
Capital expenditures	82,627	33,019	61,850	58,901	77	236,474
Total assets	1,389,476	740,156	431,292	519,848	436,828	3,517,600

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

	For the nine months ended September 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$

External gold revenue	712,302	325,627	198,222	—	—	1,236,151
Production costs	195,873	108,510	70,312	—	—	374,695
Depreciation & depletion	131,761	71,620	52,923	42	1,776	258,122
Net income (loss)	158,771	114,316	33,535	12,151	(11,088)	307,685
Capital expenditures	63,401	24,236	62,183	39,998	1,570	191,388
Total assets	1,319,807	778,518	458,595	417,324	430,067	3,404,311
The Company’s mining interests are located in the following geographical locations:

	September 30, 2022	December 31, 2021
	$	$
Mining interests
Mali	1,165,545	1,084,580
Philippines	588,038	636,525
Namibia	313,615	307,434
Colombia	142,556	130,096
Investments in associates - various	118,685	104,236
Canada	27,380	23,420
Burkina Faso	21,087	21,087
Finland	19,125	12,561
Other	14,701	16,128
	2,410,732	2,336,067

18 Commitments

As at September 30, 2022, the Company had the following commitments (in addition to those disclosed elsewhere in these financial statements):
•For payments at the Fekola Mine of $20 million related to mobile equipment rebuilds, $13 million for the purchase of mobile equipment, $1 million related to the tailings facility expansion, $1 million for plant maintenance and $4 million for other capital projects. Of the total commitments of $39 million, $19 million is expected to be incurred in 2022 and $20 million is expected to be incurred in 2023.
•For payments of $17 million for mobile equipment and $1 million for other costs for the Anaconda project, $5 million of which is expected to be incurred in 2022 and $13 million of which is expected to be incurred in 2023.
•For payments at the Masbate Mine of $4 million for powerhouse rebuilds and maintenance and $1 million related to mobile equipment purchases, all of which is expected to be incurred in 2022.
•For payments at the Otjikoto Mine of $2 million for the Wolfshag underground project, all of which is expected to be incurred in 2022.
•For payments at the Gramalote Project of $2 million for the Company's share of development costs, all of which is expected to be incurred in 2022.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Mining Interest Schedule (Note 19)
For the nine months ended September 30, 2022
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2021	Additions / Equity pick-up	Disposals	Reclass / Mine restoration movements	Balance at Sept. 30, 2022	Balance at Dec. 31, 2021	Depreciation	Disposals	Balance at Sept. 30, 2022	Balance at Sept. 30, 2022	Balance at Dec. 31, 2021
	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola Mine	1,645,337	88,877	(12,773)	(10,846)	1,710,595	(609,899)	(132,534)	10,926	(731,507)	979,088	1,035,438
Masbate Mine	1,085,687	33,131	(11)	(13,737)	1,105,070	(449,675)	(67,647)	11	(517,311)	587,759	636,012
Otjikoto Mine	782,208	66,254	(445)	(8,379)	839,638	(475,303)	(51,510)	270	(526,543)	313,095	306,905
	3,513,232	188,262	(13,229)	(32,962)	3,655,303	(1,534,877)	(251,691)	11,207	(1,775,361)	1,879,942	1,978,355

Exploration & evaluation properties (pre-depletable)
Gramalote Project	119,866	12,460	—	—	132,326	—	—	—	—	132,326	119,866
Dandoko Property	—	56,354	—	—	56,354	—	—	—	—	56,354	—
Bakolobi Property	—	50,426	—	—	50,426	—	—	—	—	50,426	—
Menankoto Property	33,739	5,793	—	(1,156)	38,376	—	—	—	—	38,376	33,739
Bantako North Property	15,351	6,401	—	—	21,752	—	—	—	—	21,752	15,351
Finland Properties	12,561	6,564	—	—	19,125	—	—	—	—	19,125	12,561
Kiaka Royalty	18,488	—	—	—	18,488	—	—	—	—	18,488	18,488
Mocoa Royalty	10,230	—	—	—	10,230	—	—	—	—	10,230	10,230
Uzbekistan Properties	8,802	2,799	—	—	11,601	—	—	—	—	11,601	8,802
Anaconda pre-development	—	12,690	—	1,156	13,846	—	—	—	—	13,846	—
Other	11,019	9,307	(8,125)	—	12,201	—	—	—	—	12,201	11,019
	230,056	162,794	(8,125)	—	384,725	—	—	—	—	384,725	230,056

Corporate
Office, furniture & equipment	28,540	5,965	—	—	34,505	(5,120)	(2,005)	—	(7,125)	27,380	23,420

	3,771,828	357,021	(21,354)	(32,962)	4,074,533	(1,539,997)	(253,696)	11,207	(1,782,486)	2,292,047	2,231,831

Investments in associates (accounted for using the equity method)
Calibre	93,728	14,756	—	—	108,484	—	—	—	—	108,484	93,728
BeMetals	10,508	(307)	—	—	10,201	—	—	—	—	10,201	10,508
	104,236	14,449	—	—	118,685	—	—	—	—	118,685	104,236

	3,876,064	371,470	(21,354)	(32,962)	4,193,218	(1,539,997)	(253,696)	11,207	(1,782,486)	2,410,732	2,336,067

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Mining Interest Schedule (Note 19)
For the year ended December 31, 2021
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2020	Additions / Equity pick-up	Disposals / write-offs	Reclass / Mine restoration movements	Balance at Dec. 31, 2021	Balance at Dec. 31, 2020	Depreciation	Disposals/ write-offs	Balance at Dec. 31, 2021	Balance at Dec. 31, 2021	Balance at Dec. 31, 2020
	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola Mine	1,516,134	126,824	(2,508)	4,887	1,645,337	(416,559)	(193,401)	61	(609,899)	1,035,438	1,099,575
Masbate Mine	1,046,577	35,081	(284)	4,313	1,085,687	(361,438)	(88,450)	213	(449,675)	636,012	685,139
Otjikoto Mine	696,956	85,571	(3,277)	2,958	782,208	(371,138)	(107,383)	3,218	(475,303)	306,905	325,818
	3,259,667	247,476	(6,069)	12,158	3,513,232	(1,149,135)	(389,234)	3,492	(1,534,877)	1,978,355	2,110,532

Exploration & evaluation properties (pre-depletable)
Gramalote Project	95,435	24,392	—	39	119,866	—	—	—	—	119,866	95,435
Menankoto Property	28,991	4,748	—	—	33,739	—	—	—	—	33,739	28,991
Bantako North Property	6,191	9,160	—	—	15,351	—	—	—	—	15,351	6,191
Kiaka Royalty	—	18,488	—	—	18,488	—	—	—	—	18,488	—
Finland Properties	9,034	3,527	—	—	12,561	—	—	—	—	12,561	9,034
Mocoa Royalty	10,230	—	—	—	10,230	—	—	—	—	10,230	10,230
Uzbekistan Properties	4,131	4,671	—	—	8,802	—	—	—	—	8,802	4,131
Kiaka Property	80,927	4,639	(85,566)	—	—	—	—	—	—	—	80,927
Ondundu Property	10,701	7,904	(5,905)	(12,700)	—	—	—	—	—	—	10,701
Other	6,688	9,514	(5,183)	—	11,019	—	—	—	—	11,019	6,688
	252,328	87,043	(96,654)	(12,661)	230,056	—	—	—	—	230,056	252,328

Corporate
Office, furniture & equipment	28,394	1,652	(1,506)	—	28,540	(4,234)	(2,392)	1,506	(5,120)	23,420	24,160

	3,540,389	336,171	(104,229)	(503)	3,771,828	(1,153,369)	(391,626)	4,998	(1,539,997)	2,231,831	2,387,020

Investments in joint ventures and associates (accounted for using the equity method)
Calibre	76,235	17,493	—	—	93,728	—	—	—	—	93,728	76,235
BeMetals	—	10,508	—	—	10,508	—	—	—	—	10,508	—
	76,235	28,001	—	—	104,236	—	—	—	—	104,236	76,235

	3,616,624	364,172	(104,229)	(503)	3,876,064	(1,153,369)	(391,626)	4,998	(1,539,997)	2,336,067	2,463,255